# Organization Indirect Owners

**Organization CRD Number: 7654**                    **Organization Name: UBS SECURITIES LLC**

**Organization SEC Number: 8-22651**                    **Applicant Name: UBS SECURITIES LLC**

**View IA Record**

| Full Legal Name | Domestic, Foreign, Individual | Entity in Which Interest is Owned | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|---|
| UBS GROUP AG | Foreign Entity | UBS AG | SHAREHOLDER | 11/2014 | 75% or more | Y | Y | FOREIGN |
| UBS AG | Foreign Entity | UBS AMERICAS INC. | SHAREHOLDER | 11/2000 | 25% but less than 50% | Y | N | 98-0186363 |
| UBS AMERICAS HOLDING LLC | Domestic Entity | UBS AMERICAS INC. | SHAREHOLDER | 08/2015 | 75% or more | Y | N | 47-4954572 |